UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”), dated June 10, 2022, announcing that the Company has agreed to acquire in privately negotiated transactions with certain shareholders of Euronav N.V. (NYSE: EURN & Euronext: EURN) (“Euronav”) a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline, which is equivalent to 1.395 Frontline shares for every one share of Euronav.

The information contained in this report on Form 6-K (and the exhibit attached hereto) is hereby incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-232567) that was filed with the U.S. Securities and Exchange Commission on July 5, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 13, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

Frontline Ltd.
Innsendt dato:	10.06.2022 07:46
UtstederID:	FRO
MeldingsID:	564557
Instrument:	-
Marked:	XOSL
Kategori:	INNSIDEINFORMASJON
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:
Tittel:	FRO - Private acquisitions of Euronav shares in exchange for Frontline shares completed
Frontline Ltd. ("Frontline" or the "Company") (NYSE: FRO - OSE: FRO) announces that it has agreed to acquire in privately negotiated transactions with certain shareholders of Euronav N.V. (NYSE: EURN & Euronext: EURN) ("Euronav") a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline, which is equivalent to 1.395 Frontline shares for every one share of Euronav.
Settlement is expected to take place on or about 14 June 2022 by delivery of existing Frontline shares through a share lending arrangement with Frontline's main shareholder Hemen Holding Ltd. ("Hemen"). Under the share lending agreement, Frontline will issue a total of 10,753,924 new shares to Hemen as a result of these transactions.
Following completion of the issue of the new Frontline shares, Frontline will have a total of 222,622,889 shares issued and outstanding.
For further information, please contact:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 37
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76
This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act. This announcement contains information which is considered by the Company to constitute inside information pursuant to EU Market Abuse Regulation. This announcement was published by Frontline Ltd. on 10 June 2022 at 07:45 CEST.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Frontline's management's examination of historical operating trends, data contained in company records and other data available from third parties. Although Frontline's management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies' control, there can be no assurance that Frontline will accomplish these expectations, beliefs or projections.
You are cautioned not to place undue reliance on Frontline's forward-looking statements. These forward-looking statements are and will be based upon Frontline management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Frontline assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.